EDUCATION	**University of South Carolina, College of Hospitality, Retail and Sport Management, Columbia, SC** Ph.D. candidate in Sport and Entertainment Management, May 2022 (expected) **University of Miami, School of Education & Human Development, Coral Gables, FL** M.S. Ed. in Sport Administration, July 2014, **GPA 3.7** **Hofstra University, Frank G. Zarb School of Business, Hempstead, NY** B.B.A. in Business Marketing, May 2010, **GPA 3.38**
AWARDS	NAADD Bobby Purcell Mentorship Program Recipient, 2019; NAADD Diversity Initiative Program Recipient, 2020
HONORS	Hofstra Dean's List: 2006, 2009, 2010

EMPLOYMENT & PROFESSIONAL EXPERIENCE

01/22 – Present

Partner
BarGlance Inc.
Partner, BarGlance Inc.
- The qualification, cultivation, solicitation, and stewardship of current and prospective investors
- Head of Brand Ambassador Program
- Day to day business operations

01/19 – Present
08/16 – 12/18

Director of Athletics Development
Assistant Director of Athletics Development
Development, University of South Carolina, Columbia, SC
- The qualification, cultivation, solicitation, and stewardship of prospects who are targeted for gifts from $25K to $1M+ to be donated to the master plan for athletics facilities.
- Accumulated $11.1M total philanthropic gifts from FY17-FY21, while raising over 1M

08/14 – 07/16

Assistant Director of the Crusader Athletics Fund
Advancement, College of Holy Cross Athletic Department, Worcester, MA
- Created communications strategies for eleven varsity sports programs.
- Helped produce all-inclusive and sport specific solicitation mailings.
- Planned and hosted donor engaging events tied to games or prominent geographic location